UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 4)*

                    Under the Securities Exchange Act of 1934

                                GB Holdings, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    36150A109
                                 (CUSIP Number)

                              Keith Schaitkin, Esq.
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 17, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d- 1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1.  Security and Issuer

This is Amendment No. 4 to Schedule 13D, which was filed with the Commission on February 13, 2001 ("the Initial 13D") and amended pursuant to Amendment No. 1 to
Schedule 13D filed with the  Commission  on August 23, 2001,  Amendment No. 2 to
Schedule 13D filed with the Commission on January 16, 2004 and Amendment No. 3 to Schedule 13D filed with the Commission on February 1, 2005, relating to GB Holdings, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is c/o Sands Hotel and Casino, Indiana Avenue and Brighton Park, Atlantic City, New Jersey 08401.

Item 4.  Purpose of Transaction

Item 4 of the Initial 13D, as amended, is hereby amended by the addition of the following:

On May 17, 2005, AREP Sands gave notice of conversion of $28,800,000 in principal amount of 3% promissory notes issued by Atlantic Holding (the "Notes") in exchange for 1,898,181 shares of Atlantic Holding common stock pursuant to the terms of such Notes and Cypress and AREH gave notice of exercise of warrants to acquire, respectively, 1,133,284 and 997,620 shares of Atlantic Holding common stock pursuant to the terms of such warrants. The shares of common stock acquired by Cyprus will be purchased by AREP pursuant to the purchase agreement dated January 21, 2005 between Cyprus and AREP. As a result of these transactions such persons own an aggregate of 4,029,085 shares of the common stock of Atlantic Holding, constituting approximately 58.3% of the outstanding common stock following such transactions. AREH and its affiliates continue to hold $35,124,000 in principal amount of the Notes, which they have the power to convert into additional shares of the common stock of Atlantic Holding at any time.

                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the common stock, par value $.01 per share, of GB Holdings, Inc., a Delaware corporation, is true, complete and correct.

Dated: May 17, 2005.

                                       /s/ Carl C. Icahn
                                       Carl C. Icahn, Individually

                                       CYPRUS, LLC

                                           By:      BARBERRY CORP.
                                           Title:   Managing Member

                                               /s/ Edward E. Mattner
                                               By:     Edward E. Mattner
                                               Title:  Authorized Signatory


                                        STARFIRE HOLDING CORPORATION

                                         /s/ Jon Weber
                                         By:      Jon Weber
                                         Title:   Authorized Signatory


                                          BARBERRY CORP.

                                          /s/ Edward E. Mattner
                                          By:      Edward E. Mattner
                                          Title:   Authorized Signatory

                                 AREP SANDS HOLDING LLC

                                           /s/ Martin Hirsch
                                           By:      Martin Hirsch
                                           Title:   Vice President

                                 AMERICAN REAL ESTATE HOLDINGS L.P.


                                      By: American  Property   Investors, Inc.,
                                     its general partner

                                      /s/ Martin Hirsch
                                      By:      Martin Hirsch
                                      Title:   Executive Vice President

             [signature page to Amendment No. 4 to GBH Schedule 13D]

                                  AMERICAN REAL ESTATE PARTNERS L.P.


                                       By: American  Property   Investors, Inc.,
                                       its general partner

                                       /s/ Martin Hirsch
                                       By:      Martin Hirsch
                                       Title:   Executive Vice President

                                  AMERICAN PROPERTY INVESTORS, INC.

                                       /s/ Martin Hirsch
                                       By:      Martin Hirsch
                                       Title:   Executive Vice President

                                  BECKTON CORP.

                                        /s/ Edward E. Mattner
                                        By:      Edward E. Mattner
                                        Title:   Authorized Signatory











             [signature page to Amendment No. 4 to GBH Schedule 13D]